SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
    (RULE 14D-100) TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                                  DYNEGY INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               IEH MERGER SUB LLC
                        ICAHN ENTERPRISES HOLDINGS L.P.
                              IEP MERGER SUB INC.
                               ICAHN PARTNERS LP
                         ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                       ICAHN PARTNERS MASTER FUND III LP
                         HIGH RIVER LIMITED PARTNERSHIP
                             HOPPER INVESTMENTS LLC
                                 BARBERRY CORP.
                                ICAHN ONSHORE LP
                               ICAHN OFFSHORE LP
                                ICAHN CAPITAL LP
                                   IPH GP LLC
                             ICAHN ENTERPRISES L.P.
                          ICAHN ENTERPRISES G.P. INC.
                                 BECKTON CORP.
                                 CARL C. ICAHN
                           (NAMES OF FILING PERSONS)*

                         COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                   26817G300
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            KEITH L. SCHAITKIN, ESQ.
                             DEPUTY GENERAL COUNSEL
                                ICAHN CAPITAL LP
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 702-4380
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                           CALCULATION OF FILING FEE

TRANSACTION VALUATION:                                     AMOUNT OF FILING FEE:
$665,350,532*                                              $47,440  **

* Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of all 120,972,824 issued and outstanding shares of common stock, par value $0.01 per share, Dynegy Inc. has advised IEH Merger Sub LLC were outstanding as of December 9, 2010 at the offer price of $5.50 per share.

** Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, determined based upon multiplying 0.00007130 by the transaction valuation of $665,350,532.

/x/  Check  the  box  if  any  part  of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid: $47,440                  Filing Party: Icahn Enterprises
Form or registration no.:  Schedule TO                         Holdings L.P.
                                                 Date Filed:  December 22, 2010

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


/x/  third party tender offer subject to Rule 14d-1
/ /  going-private transaction subject to Rule 13e-3
/ /  issuer tender offer subject to Rule 13e-4
/x/  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /



* Introductory Note: Pursuant to the Merger Agreement (as defined in, and filed with, the Schedule TO (as defined below)), IEH Merger Sub LLC was obligated to commence the Offer (as defined below) by December 22, 2010. Pursuant to the Guarantee (as defined in, and filed with, the Schedule TO), Icahn Enterprises Holdings L.P. agreed to absolutely, irrevocably and unconditionally, guarantee to Dynegy Inc. the full and timely performance by IEH Merger Sub LLC of its payment and other obligations under the Merger Agreement, including its obligation to commence and consummate the Offer. Both IEH Merger Sub LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer.

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO, dated December 22, 2010 (the "Original Schedule TO"), as amended by the Amendment No. 1 to the Schedule TO, dated December 28, 2010 (the "First Amendment"), as further amended by the Amendment No. 2 to the Schedule TO, dated January 6, 2011 (the "Second Amendment"), as amended by the Amendment No. 3 to the Schedule TO, dated January 20, 2011(the "Third Amendment") and as amended by the Amendment No. 4 to the Schedule TO, dated January 26, 2011(the "Fourth Amendment" and together with the First Amendment, the Second Amendment, the Third Amendment and the Original Schedule TO, the "Schedule TO") relating to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the "IEH Merger Sub") and Icahn Enterprises Holdings L.P., a Delaware limited partnership ("IEH", and together with IEH Merger Sub, the "Offeror"), to purchase for cash all of the issued and outstanding shares of common stock of Dynegy Inc., including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent, that are issued and outstanding (such shares of common stock and such rights collectively, the "Shares") at a price of $5.50 per Share, without interest and less any required withholding taxes, if any. Pursuant to the Merger Agreement, IEH Merger Sub agreed to commence a tender offer to purchase for cash all outstanding Shares. Pursuant to the Guarantee, IEH agreed to absolutely, irrevocably and unconditionally, guarantee to Dynegy Inc. the full and timely performance by IEH Merger Sub of its payment and other obligations under the Merger Agreement, including its obligation to commence and consummate the Offer. Both IEH Merger Sub and IEH are co-bidders for all purposes in the Offer.

     The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated December 22, 2010 (the "Offer to Purchase"). The Offer to Purchase, the related Letter of Transmittal (the "Letter of Transmittal") and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits
(a)(1)(i),  (a)(1)(ii)  and  (a)(1)(iii),  respectively, constitute the "Offer".

     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

     As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on October 12, 2010 by IEH, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the "Icahn Entities").

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

  (a)(5)(iv) Article Written by Carl C. Icahn published in the New York Post, January 30, 2011.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ICAHN PARTNERS LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND II LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND III LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            HIGH RIVER LIMITED PARTNERSHIP
                                            BY:  HOPPER INVESTMENTS LLC, ITS
                                                 GENERAL PARTNER
                                            BY:  BARBERRY CORP., ITS SOLE MEMBER

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            HOPPER INVESTMENTS LLC
                                            BY:  BARBERRY CORP., ITS SOLE MEMBER

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            BARBERRY CORP.

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY

                                            ICAHN ONSHORE LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN OFFSHORE LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN CAPITAL LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            BECKTON CORP.

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            IPH GP LLC

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN ENTERPRISES HOLDINGS L.P.
                                            BY:  ICAHN ENTERPRISES G.P. INC.,
                                                 ITS GENERAL PARTNER

                                            By:  /s/ DOMINICK RAGONE
                                                 -------------------
                                                 Name:  DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER


                                            IEH MERGER SUB LLC
                                            BY: ICAHN ENTERPRISES HOLDINGS L.P.,
                                                ITS SOLE MEMBER
                                            BY:  ICAHN ENTERPRISES G.P. INC.,
                                                 ITS GENERAL PARTNER

                                            By:  /s/ DOMINICK RAGONE
                                                 -------------------
                                                 Name:  DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER


                                            IEP MERGER SUB INC.

                                            By:  /s/ DOMINICK RAGONE
                                                 -------------------
                                                 Name:  DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER


                                            /s/ CARL C. ICAHN
                                            -----------------
                                            Name:  CARL C. ICAHN


Date: February 2, 2011

                                 EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION

(a)(1)(i)       Offer to Purchase, dated December 22, 2010*

(a)(1)(ii) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number)*

(a)(1)(iii)     Notice of Guaranteed Delivery*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)       Letter to Clients*

(a)(5)(i) Summary Advertisement as published in the New York Times, by the Offeror, on December 22, 2010*

(a)(5)(ii) Joint Press Release of the Offeror and Dynegy Inc., dated December 15, 2010 (incorporated by reference to Exhibit 1.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 15, 2010)*

(a)(5)(iii)     Press Release of Icahn Enterprises LP, dated January 26, 2011*

(a)(5)(iv) Article Written by Carl C. Icahn published in the New York Post, January 30, 2011 (filed herewith)

(b)             None.

(c)             None.

(d)(1) Agreement and Plan of Merger, dated as of December 15, 2010, among Dynegy Inc., IEH Merger Sub LLC and IEP Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Icahn Enterprises L.P. with the Securities and Exchange Commission on December 17, 2010)*

(d)(2) Support Agreement, dated as of December 15, 2010, (incorporated by reference to Exhibit 1.2 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 15, 2010)*

(d)3            Guarantee, dated as of December 15, 2010*

(g)             None.

(h)             None.

__________________
*  Previously Filed

                                                              EXHIBIT (a)(5)(iv)

PUBLISHED IN THE NEW YORK POST, JANUARY 30, 2011

GETTING ACTIVE

By CARL ICAHN

Sunday's article in The New York Post basically concludes that while I purport to be the shareholder's friend, l have not helped them at all.

However, the facts plainly show that this is not even remotely true.

Let us examine how, over the last decade, shareholders have benefited as a result of my taking sizeable positions and pressing for performance improvements. During this period, we were strong activists in well over 20 companies with an equity capitalization of between $500 million and $20 billion in which we purchased a large amount of stock.

If investors had purchased these stocks when we did and sold when we did, even with factoring in some losing investments, they would have realized a net annualized return of 23.44 percent -- compared to a return of 1 percent if they made the same investment over the same time period in the S&P 500 Index.

Additionally, the stock value of these companies increased by approximately $44 billion over the same period, obviously benefiting all shareholders. These companies included such well-known names as Biogen, Genzyme, Blockbuster, CIT, Korean Tobacco, Kerr-McGee, ImClone and Amylin.

Furthermore, we also invested in a number of distressed bonds during this period and were actively involved in restructuring the indebted companies. Although all bondholders greatly benefited from our activities, these results were not factored into the above calculations of net return.

The article in Sunday's Post completely omitted the great benefits to shareholders outlined above. Instead it focused on four examples where I allegedly took advantage of shareholders:

* DYNEGY: Recently we opposed a $4.50 per-share bid for Dynegy made by Blackstone. Seneca Capital, a New York hedge fund, asserted that the auction process awarding Blackstone the company was totally unfair and made it almost impossible for any other bids to materialize -- because Blackstone would have a right of first refusal.

Furthermore, Blackstone would receive a $50 million breakup fee if another bid was accepted. I told shareholders that they should vote against Blackstone's offer and that a new and fair auction process should be initiated. In the new process, I promised to make a "stalking horse bid" with a breakup fee of $35 million less than Blackstone's breakup fee with no right of first refusal.

In addition, I offered to pay 22 percent more than Blackstone's original bid. For some reason that I cannot fathom, The Post is saying I somehow took advantage of Dynegy by keeping my promise and making a higher offer.

* BLOCKBUSTER: Even more ridiculous is a lawsuit that The Post quotes, stating that soon after I left the board of Blockbuster, I purchased Blockbuster bonds on the cheap, knowing it would go into bankruptcy. With all due respect, I do not believe The Post should be quoting unfounded malicious allegations filed in an absurd complaint.

I left the Blockbuster board in January and did not purchase Blockbuster bonds until August, when it was already publicly known that Blockbuster might go bankrupt, since they had entered into "forbearance agreements" with creditors (copies of which were filed with the SEC) because they could not make the required interest payments.

* LIONSGATE: The specious allegations regarding supposed secret plans involving MGM and Lionsgate are a complete fabrication, invented to justify meritless litigation by Lionsgate to throw roadblocks in the way of our campaign to improve the company's dismal performance. Accordingly, we have filed a motion, still pending, to dismiss Lionsgate's complaint.

* XO COMMUNICATIONS: The Post has repeated certain negative statements made by Geoffrey Raynor, a shareholder of XO, a company which I control. He purchased XO approximately seven years ago at $5 per share and obviously has a large loss. In fact, since the time of his purchase, I have had to invest substantial additional funds into XO in order to keep its business alive, during a period in which small telecommunication companies have fared very badly.

As a result, I now have just under $l billion of preferred stock. Raynor, like other large holders, was offered opportunities to invest with me. He declined to do so, choosing instead to bring lawsuits against me rather than face up to the fact that he has made a very poor investment.

In recent years, Raynor has also brought numerous lawsuits against others in connection with other investments he has made. Raynor also argues that I could have sold the company. This is entirely false. We hired investment bankers and tried for two years to sell and never got a firm cash offer.

To sum up, I believe it is a truism that "activism," if done properly, enhances value for all shareholders.

The reason activism is so profitable is not because of the genius of activists but, sadly, because many companies in our country have managers that are not held accountable and are often doing a poor job.

Additionally, many companies would be more efficient if they were consolidated with other synergistic companies. However, too many managements and boards would rather entrench themselves than take these actions.

Unfortunately, if we do not do something soon about increasing the efficiencies of our corporations, our country will continue to lose its edge in competing in the global economy and unemployment will continue to grow.